UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock and Series A Preferred Stock
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Phone: (240) 223-1322

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	54,427,922
	Series A Preferred Stock:	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	90.38% (Based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

	Series A Preferred Stock	0%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

2

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	54,427,922
	Series A Preferred Stock:	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	90.38% (Based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

	Series A Preferred Stock	0%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

3

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	54,427,922
	Series A Preferred Stock:	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	90.38% (Based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

	Series A Preferred Stock	0%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

4

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	54,427,922
	Series A Preferred Stock:	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	90.38% (Based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

	Series A Preferred Stock	0%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

5

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the Unites States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER

		Common Stock:	54,427,922
		Series A Preferred Stock:	0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	54,427,922
	Series A Preferred Stock:	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	90.38% (Based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

	Series A Preferred Stock	0%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

6

Item 1. Security and Issuer.

This statement on Amendment No. 2 to Schedule 13D relates to the shares of Common Stock, no par value per share (the “Common Stock”), and the shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”), of Western Capital Resources, Inc., a Minnesota corporation (the “Issuer”), having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137.

Item 2.	Identity and Background.

(a)	This Amendment No. 2 to Schedule 13D is being filed by WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA”), and Murry N. Gunty. The majority owner of WCR is BCP 2 WCR, and BCP QP is the majority owner of BCP 2 WCR. BCA serves as the general partner of BCP QP, and Mr. Gunty is the manager of BCA. WCR, BCP 2 WCR, BCP QP, BCA and Mr. Gunty are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701 Chevy Chase, MD 20815.

(c)	Each of WCR and BCP 2 WCR is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP QP and BCA is that of private partnerships engaged in investment in securities for its own account. Mr. Gunty serves as the manager of BCA, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WCR, BCP 2 WCR, BCP QP and BCA are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 20, 1012, WCR acquired 43,636,672 shares of Common Stock at $0.10 per share pursuant the Issuer’s registered subscription rights offering. WCR paid for the shares in cash obtained from various sources affiliated with BCP QP.

On December 11, 2012, WCR entered into a Preferred Stock Conversion Agreement with the Issuer and Mr. Richard E. Miller pursuant to which WCR converted all 9,700,000 shares of Series A Preferred Stock then held by WCR into 9,700,000 shares of the Common Stock pursuant to the conversion rights set forth in the Certificate Designation for the Series A Preferred Stock. No funds were expended to effect the conversion and acquire these shares of Common Stock. In consideration for WCR’s agreement to effect such conversion, the Issuer paid all accrued but unpaid dividends on account of such shares of Series A Preferred Stock through December 10, 2012 by delivering to WCR (i) cash in the amount of $5,480,500, and (ii) a demand promissory note in the original principal amount of $393,008.15. The demand promissory note (which has been paid in full) did not accrue interest and was due and payable on April 30, 2013.

Item 4.	Purpose of Transaction.

WCR acquired the shares of Common Stock in connection with the transactions described in Item 3. WCR periodically invests in the securities of companies for investment purposes.

7

WCR may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer or its subsidiaries.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, cross-affiliation, conditions in the securities market and general economic and industry conditions, WCR may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or  all of the shares of Common Stock or other securities of the Issuer held by WCR, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of this Amendment No. 2 to Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)	State the aggregate number and percentage of the class of securities owned by the Reporting Persons:

Common Stock:	90.38% (based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

Series A Preferred Stock:

0%

As a result of this beneficial ownership, each of the Reporting Persons beneficially owns 54,427,922 shares of the Issuer’s Common Stock, which represents 90.38% of the issued and outstanding shares of Common Stock (based on 60,220,165 shares of Common Stock issued and outstanding on May 14, 2013 as reported in the Form 10-Q filed by the Issuer on May 14, 2013).

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Each of the Reporting Persons holds sole voting and dispositive power with respect to all of the 54,427,922 shares of the Issuer’s Common Stock beneficially owned by it.

(c)	Other than the transactions reported in this Amendment No. 2 Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 11, 2012, WCR entered into a Preferred Stock Conversion Agreement with the Issuer and Mr. Richard E. Miller pursuant to which WCR converted all 9,700,000 shares of Series A Preferred Stock then held by WCR into 9,700,000 shares of the Common Stock pursuant to the conversion rights set forth in the Certificate Designation for the Series A Preferred Stock. In consideration for WCR’s agreement to effect such conversion, the Issuer paid all accrued but unpaid dividends on account of such shares of Series A Preferred Stock through December 10, 2012 by delivering to WCR (i) cash in the amount of $5,480,500 and a demand promissory note in the original principal amount of $393,008.15. The demand promissory note did not accrue interest and was paid in full on April 30, 2013.

Other than the foregoing agreement and the agreement to file jointly between the members of the Reporting Persons (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

8

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii)

B	Preferred Stock Conversion Agreement, dated December 11, 2010, by and among Western Capital Resources, Inc., WCR, LLC and Mr. Richard E. Miller

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 3, 2013

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

MURRY N. GUNTY

		By:	/s/ Murry N. Gunty
		Name:	Murry N. Gunty

10

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Amendment No. 2 to Schedule 13D relating to Western Capital Resources, Inc. is being filed on behalf of each of the undersigned.

Dated: July 3, 2013

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

MURRY N. GUNTY

		By:	/s/ Murry N. Gunty
		Name:	Murry N. Gunty

A-1

EXHIBIT B

PREFERRED STOCK CONVERSION AGREEMENT

This Preferred Stock Conversion Agreement (this “Agreement”) is entered into as of December 11, 2012, by and between Western Capital Resources, Inc., a Minnesota corporation (the “Company”), WCR, LLC, a Delaware limited liability company (“WCR”), and Mr. Richard E. Miller (“Miller,” and collectively referred to with WCR as the “Preferred Shareholders”), with respect to the conversion of all outstanding shares of Series A Preferred Stock of the Company into shares of common stock of the Company.

INTRODUCTION

A.             The Preferred Shareholders are the holders of record of all 10,000,000 issued and outstanding shares of Series A Preferred Stock of the Company (the “Preferred Stock”), with WCR having first acquired all such shares from WERCS, Inc., a Wyoming corporation, in a private purchase and sale transaction on April 1, 2010, and subsequently transferred 300,000 shares of Preferred Stock to Miller on October 20, 2010.

B.             The terms and conditions, and the rights, preferences and privileges, of the Preferred Stock are set forth in that certain Certificate of Designation of Series A Preferred Stock filed by the Company with the Minnesota Secretary of State on December 27, 2007 (the “Certificate of Designation”). The Certificate of Designation provides the Preferred Stock with the right to 10% cumulating dividends on a stated value of $21 million (i.e., $2,100,000 per year, payable in four quarterly installments of $525,000).

C.             Under the Certificate of Designation, the Company does not have the right to cause the Preferred Shareholders to convert the Preferred Stock into shares of common stock. The Preferred Shareholders, however, have the right under the Certificate of Designation to convert the Preferred Stock, at any time and from time to time, into shares of common stock. Furthermore, the Certificate of Designation provides that (i) upon any liquidation of the Company, the holders of the Preferred Stock will be entitled to a liquidation preference in the amount of $21 million (plus any accrued but unpaid dividends), and (ii) the Company has the right at its option to redeem the Preferred Stock at a price of $3.50 per each share of Preferred Stock, resulting in a potential maximum aggregate redemption price of $35 million.

D.             In November, 2012, Miller and representatives of WCR discussed with members of the Board of Directors of the Company the possibility of entering into an agreement pursuant to which the Preferred Shareholders would agree to convert all of their Preferred Stock into shares of common stock of the Company on the terms and conditions set forth in the Certificate of Designation, on the condition that the Company pay the Preferred Shareholders all accrued but unpaid dividends on the Preferred Stock no later than December 31, 2012.

E.             The Board of Directors of the Company, being aware that Miller is a Preferred Shareholder, is further aware, having been earlier advised, that (i) John Quandahl, the Chief Executive Officer of the Company and a director of the Company, possesses an economic interest in WCR, and (ii) two other directors, Messrs. Angel Donchev and Thomas H. Ripley, have employment or other business relationships with one or more entities under common control with WCR.

F.             For the foregoing reasons, the Board of Directors of the Company, on November 28, 2012, created a “Special Committee” consisting solely of Mr. Ellery Roberts, a director of the Company who qualifies as an “independent director” under the NASDAQ listing rules (which rules the Company has traditionally used for purposes of making independence determinations and disclosures), and as a “disinterested director” under the Minnesota Business Corporation Act, to assess and approve of all matters and decisions relating to any potential agreement with the Preferred Shareholders respecting the conversion of their Preferred Stock into common stock (a “Conversion Transaction”).

G.             The resolutions of the Board of Directors of the Company creating the Special Committee specifically conferred upon that committee the full power and authority of the Board of Directors to (i) negotiate the terms and conditions of a potential Conversion Transaction, (ii) consult with and retain experts and advisors in the process of negotiating such terms and conditions, including but not limited to legal counsel, and (iii) approve and authorize the execution and delivery of any agreed-upon definitive documentation relating to a potential Conversion Transaction.

B-1

H.             On the date hereof, the Special Committee reached an agreement with the Preferred Shareholders respecting a Conversion Transaction, after having considered the various benefits to the Company of engaging in a Conversion Transaction (specifically including but not limited to the elimination of required dividend payments, the elimination of a large liquidation preference and other rights and privileges attendant to the Preferred Stock, and a simpler capital structure more likely to result in value for the holders of the common stock of the Company and more likely to serve as a method of financing growth), and having determined that it is in the best interests of the Company to enter into a Conversion Transaction.

I.             In light of the foregoing, the Company and the Preferred Shareholders wish to set forth their mutual agreement respecting the Conversion Transaction, in the form of this Agreement.

AGREEMENT

Now, Therefore, in consideration of the foregoing facts, the mutual promises of the parties contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.             Conversion of Preferred Stock; Payment of Dividends. The Preferred Shareholders agree to convert, effective as of the Closing Date, as defined below, all of the issued and outstanding Preferred Stock into shares of common stock of the Company at the same one-to-one conversion ratio as that at which holders of the Preferred Stock are entitled to convert their preferred shares under the Certificate of Designation (the “Conversion”). The Company agrees to pay all accrued but unpaid dividends on account of the Preferred Shares through the Closing Date (the “Dividend Payment”). The aggregate Dividend Payment owed to the Preferred Shareholders as of December 10, 2012 would be $6,055,163.04 (with any aggregate per diem amounts accruing thereafter being calculated in accordance with the Certificate of Designation). The Company shall tender the Dividend Payment in cash by wire transfer of immediately available funds to one or more accounts specified in advance and in writing by the Preferred Shareholders; provided, however, that up to $405,163.04 of the Dividend Payment may be paid pursuant to the delivery of a demand promissory note in customary form acceptable to the Preferred Shareholders and bearing interest at zero percent per annum. The portion of the Dividend Payment that must be paid in cash at Closing is referred to as the “Minimum Required Dividend Payment.”

2.             Waiver. Effective as of the Closing Date, but not prior thereto, the Preferred Shareholders hereby waive any and all defaults of the Company existing as of such time under the Certificate of Designation, specifically including but not limited to the failure of the Company to pay any accrued but unpaid dividends from the date of this Agreement through the Closing Date as required under the Certificate of Designation.

3.             Representations and Warranties of the Company. The Company represents and warrants to the Preferred Shareholders as follows: (a) the Company has taken all necessary corporate action to authorize the execution and delivery of this Agreement, and this Agreement, once executed and delivered by the parties hereto, will constitute a valid and binding agreement of the Company enforceable against the Company in accordance with its terms; and (b) the Conversion Stock, as defined below, shall upon its issuance pursuant to this Agreement constitute duly authorized, validly issued and fully paid and non-assessable shares of capital stock of the Company. Immediately prior to the Conversion, there were 50,397,780 shares of common stock of the Company issued and outstanding. The shares of Company common stock issuable upon the Conversion pursuant to this Agreement (the “Conversion Stock”) will consist of 10,000,000 shares of common stock, and will represent approximately 16.56% of the issued and outstanding common stock of the Company immediately after the Conversion. According to the books and records of the Company, WCR will be the owner of 54,427,922 shares of common stock immediately after the Conversion (after giving effect to anticipated transactions with Miller), representing approximately 90.12% of the total issued and outstanding common stock of the Company (i.e., 60,397,780 shares) at such time.

4.             Representations and Warranties of the Preferred Shareholders. The Preferred Shareholders hereby severally, but not jointly, represent and warrant to the Company as follows: (a) this Agreement, once executed and delivered by the parties hereto, is and will upon the Closing be a valid and binding agreement of the Preferred Shareholders enforceable against them in accordance with its terms; (b) the Preferred Stock delivered to the Company for conversion into the Conversion Stock at the Closing will be free and clear of all liens and encumbrances of any kind and nature; (c) Miller is a director of the Company, and WCR is an “accredited investor” as defined in Section 501 under the Securities Act of 1933 (the “Securities Act”); (d) the Preferred Shareholders have been given access to full and complete information regarding the Company, including the opportunity to meet with Company representatives and review all such documents as the Preferred Shareholders may have requested in writing; (e) the Preferred Shareholders are experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Conversion Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks; (f) the Preferred Shareholders are acquiring the Conversion Stock for their own respective accounts, can bear the economic risk of an investment in the Conversion Stock for an indefinite period of time, can afford to sustain a complete loss of such investment, and have no need for liquidity in connection with an investment in the Conversion Stock; (g) the Preferred Shareholders acknowledge and understand that neither the offer nor the sale of the Conversion Stock pursuant to this Agreement will be registered under the Securities Act, or any applicable state securities laws, and as a result (and due to the status of the Preferred Shareholders as affiliates under the Securities Act) certificates representing the Conversion Stock will contain a legend stating that the Conversion Stock has not been registered under the Securities Act or applicable state securities laws, and that such Conversion Stock may not be transferred in the absence of either (i) an opinion of counsel satisfactory to the Company that such proposed transfer may be made lawfully without the registration under the Securities Act and applicable state securities laws, or (ii) the registration of such transfer of Conversion Stock. Finally, WCR represents and warrants to the Company that it has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

B-2

5.             Closing Conditions. The conditions set forth in paragraphs (a), (b) and (c) below are collectively referred to as the “Closing Conditions.”

(a)           The obligations of the parties to consummate the transactions contemplated hereby are subject to the satisfaction of each of the following conditions, which conditions shall be understood to benefit each of the parties hereto:

(i)             there shall not be threatened, instituted or pending any action or proceeding, before any court or governmental authority or agency, domestic or foreign, (A) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with such transactions, (B) seeking to prohibit full ownership (and the exercise of any rights attendant thereto) by the Preferred Shareholders of the Conversion Stock as a result of the transactions contemplated hereby, (iii) seeking to invalidate or render unenforceable any material provision of this Agreement, or (iv) otherwise relating to and materially adversely affecting the transactions contemplated hereby;

(ii)             there shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or foreign court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (i) above; and

(iii)             the delivery of the Preferred Shareholder Deliveries and the Company Deliveries by each applicable party.

(b)             The obligation of the Company to consummate the transactions contemplated hereby is subject to (i) the accuracy, as of the Closing Date, of the representations and warranties of the Preferred Shareholders hereunder, as if such representations and warranties had been made as of the Closing Date, and (ii) the receipt by the Company of a certificate, executed by Miller and an officer of WCR, certifying to the satisfaction of the condition set forth in clause (i) above.

(c)             The obligations of the Preferred Shareholders to consummate the transactions contemplated hereby are subject to (i) the accuracy, as of the Closing Date, of the representations and warranties of the Company hereunder, as if such representations and warranties had been made as of the Closing Date, (ii) the performance by the Company, in all material respects, of all of the covenants and agreements required to be performed and complied with by it under this Agreement prior to the Closing, specifically including but not limited to the making of the Minimum Required Dividend Payment on or prior to the close of business (New York City time) on December 31, 2012, and (iii) the receipt by the Preferred Shareholders of a certificate, executed by an officer of the Company, certifying to the satisfaction of the condition set forth in clause (i) above.

6.             Closing.    The closing of the Conversion transaction contemplated hereby (the “Closing”) shall occur at a time and location, and on a date (the “Closing Date”), mutually agreeable to the parties hereto but not later than five business days after the satisfaction of all Closing Conditions (or the waiver by one or more parties of any Closing Conditions benefitting such parties), and in no event after the close of business (New York City time) on December 31, 2012.

At the Closing, the Preferred Shareholders will deliver the following documents and instruments (the “Preferred Shareholder Deliveries”): (a) their original stock certificates representing the Preferred Stock, either duly endorsed for transfer or accompanied by an appropriate stock power in form and substance customary and acceptable to the Company (or a written undertaking by the Preferred Shareholders to deliver the foregoing items, accompanied by indemnity, in form and substance acceptable to the Company); and (b) the Closing certificates described in Section 5(b)(iii) above.

B-3

Also at the Closing, the Company will deliver the following documents and instruments (the “Company Deliveries”): (i) original stock certificates representing the Conversion Stock or evidence showing the delivery of an instruction to the transfer agent and registrar for the Company for the issuance of the certificates representing the Conversion Stock (or a written undertaking by the Company to deliver the foregoing items, accompanied by indemnity, in form and substance acceptable to the Preferred Shareholders); (ii) evidence that the Board of Directors of the Company (or the Special Committee) has authorized the issuance of the Conversion Stock; and (iii) the Closing certificate described in Section 5(c)(iii) above.

7.             Termination. This Agreement may be terminated (i) by mutual written agreement of the parties hereto, or (ii) automatically on January 1, 2013 if the Closing has not occurred on or prior to the close of business (New York City time) on December 31, 2012. In the event of the termination of this Agreement as provided in Section, this Agreement shall be of no further force or effect, except for the provisions of Sections 8 through 14, each of which shall survive the termination of this Agreement. If the Closing does not occur by virtue of the Company not having timely made the Minimum Required Dividend Payment, the Preferred Shareholders shall have no remedy hereunder or at law or in equity in the absence of a willful failure by the Company to take commercially reasonable action designed to satisfy the condition that the Minimum Required Dividend Payment be made.

8.             Mutual Indemnification. Each party shall indemnify and hold harmless each other and their respective officers, managers, directors, employees, agents, attorneys and representatives from and against any and all losses, debts, liabilities, damages, obligations, claims, actions, suits, fines, demands, judgments and settlements, whether asserted by third parties or incurred or sustained in the absence of third-party claims, including all costs and expenses, interest, penalties, and reasonable attorneys’ fees, and all amounts paid in investigation, defense or settlement of any of the foregoing (excluding, however, any special, consequential or punitive damages), incurred in connection with, resulting from, or arising out of (i) any misrepresentation respecting, or a breach of, any representation or warranty made in this Agreement, and/or (ii) any willful breach or nonperformance of any covenant or agreement to be performed by a party under this Agreement.

9.             Notice Provisions. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally to the party to whom notice is to be given, (b) on the date of transmission if sent via facsimile transmission to the facsimile number given below, and electronic printed confirmation of receipt is obtained promptly after completion of transmission, (c) on the date after the day of delivery to Federal Express or similarly reputable overnight courier or the Express Mail service maintained by the United States Postal Service, or (d) on the third day after the date of mailing, if mailed to the party to whom notice is to be given, by first-class mail, registered or certified, return-receipt requested, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Western Capital Resources, Inc.
11550 “I” Street, Suite 150
Omaha, Nebraska 68137
Attention/co: Ellery Roberts
Facsimile: (402) 551-8881

with a copy to:

Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attention: Paul D. Chestovich, Esq.
Facsimile: (612) 642-8305
Email: paul.chestovich@maslon.com

If to the Preferred Shareholders:

WCR, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Attention: Murry Gunty

B-4

Facsimile: (240) 223-1331

with a copy to:

Patton Boggs, LLP
8484 Westpark Drive, 9th Floor
McLean, VA 22102
Attention: Alan Noskow, Esq.
Facsimile: (703) 744-8001
Email: anoskow@pattonboggs.com

Richard E. Miller
P.O. Box 367
Pineland, FL 33945
Email: richardmiller1745@comcast.net

11.             Governing Law. This Agreement shall be governed by the laws of the State of Minnesota without giving effect to choice-of-law principles.

12.             WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.             Expenses. Each party will bear its own costs and expenses incurred in connection with or resulting from the transactions contemplated herein, specifically including but not limited to any attorneys’ fees, transfer taxes, stamp taxes, income taxes or other federal, state or local taxes.

14.             General Provisions. This Agreement constitutes the entire agreement of the parties with respect to its subject matter, and all agreements and understandings among the parties with respect to its subject matter are embodied and expressed herein. This Agreement may be modified, amended, waived or revoked only in a writing signed by all parties. This Agreement may be executed in counterparts and delivered by means of facsimile or electronic transmission. Neither rights nor obligations under this Agreement may be assigned or delegated without the prior written consent of the other parties. The rights, duties and obligations set forth herein shall inure to the benefit of and be binding upon any and all predecessors, successors and permitted assigns of the parties; however, no persons other than the parties to this Agreement are intended to be, nor shall they be, third-party beneficiaries of the covenants or representations and warranties contained in this Agreement. If any provision hereof is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions hereof shall continue in full force and effect and shall in no way be affected or invalidated, and such provision automatically will be amended so that it is valid, legal and enforceable to the maximum extent permitted by applicable law, but as close to the parties’ original intent as is permissible.

* * * * * * * *

B-5

In Witness Whereof, the parties have caused their duly authorized representatives to set their hands to this Conversion Agreement as of the date first set forth above.

COMPANY:

Western Capital Resources, Inc.

By:	/s/ Steve Irlbeck
Steve Irlbeck
Chief Financial Officer

PREFERRED SHAREHOLDERS:

WCR, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty

/s/ Richard E. Miller
Richard E. Miller

Signature Page –
Preferred Stock Conversion Agreement

B-6